SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press release re Internet Gold's Subsidiary MSN Israel Launches New Improved MSN Search dated February 1 , 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold's Subsidiary MSN Israel Launches New Improved MSN Search

Tuesday February 1, 1:57 am ET

PETACH TIKVA, Israel, February 1 /PRNewswire-FirstCall/ -- As part of Microsoft's (NASDAQ: MSFT - News) worldwide launch of its New MSN Search, Internet Gold's (NASDAQ: IGLD - News) subsidiary, MSN-Israel (owned 50.1% by Internet Gold and 49.9% by Microsoft Corp.), today launched a new
Hebrew-language MSN Search service designed for the Israeli market and Hebrew speakers throughout the world

"The launch of this exciting new service is another step in our efforts to increase our share of Israel's growing search and index markets," said Mr. Eli Holtzman, Internet Gold's CEO. "As in the rest of the world, 'search' in Israel has proven its ability to generate significant revenues and is just beginning to grow. We are confident that the addition of MSN's powerful new search technology to our successful MSN-Israel is a winning combination that will immediately begin generating significant placement and index fees.

"To round out our 'search and index' activities, we will soon be launching an MSN-Israel-branded index in cooperation with our partner Netex. We believe that our ability to offer customers a variety of options for proven-effective targeted advertising on complementary search and index sites will serve as a powerful revenue generator, enabling us to reach our target of 40% market share in Israel's rapidly growing search-related market.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 2, 2005